HESS CORPORATION

1185 Avenue of the Americas

New York, NY 10036

JOHN P. RIELLY

Senior Vice President

and Chief Financial Officer

(212) 536-8230

(212) 536-8502 FAX

July 1, 2014

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-1090

Re:	Hess Corporation (the “Corporation”)
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-01204

Dear Mr. Schwall:

Thank you for your letter of June 17, 2014. Following are our responses to your comments. For your convenience, our responses are keyed to the numbered comments in your June 17, 2014 letter.

Form 10-K for the Fiscal Year Ended December 31, 2013

Reserves Audit, page 90

1.

We note extensions, discoveries and other additions of 211 million barrels of oil and 131 million mcf of natural gas in the United States during 2013 appear to represent significant changes for which explanations should be disclosed to comply with FASB ASC 932-235-50-5. Please submit the revisions that you propose.

➢

Total 2013 proved reserve additions and revisions were 148 million barrels of oil equivalent. Under the caption Proved Undeveloped Reserves on page 91 of the 2013 Form 10-K, the Corporation disclosed proved undeveloped reserve additions and revisions of 123 million barrels of oil equivalent, primarily in the United States. The disclosed amount of proved undeveloped reserve additions and revisions represents 83% of the total change in the 2013 proved reserve additions and revisions. In addition, the Corporation disclosed that “These increases resulted from ongoing technical assessments, performance evaluations, and additional planned development activities.”

The Corporation believes its disclosure complies with ASC 932-235-50-5. However, the Corporation will revise its disclosure in future filings on Form 10-K, as appropriate, to read as follows:

“In 2013, proved reserve additions in the United States were 179 million barrels of crude oil, 32 million barrels of natural gas liquids, and 131 million mcf of natural gas, primarily from the Bakken oil shale play in North Dakota. These additions resulted from ongoing technical assessments, performance evaluations, and additional planned development activities.”

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page 92

2.

We note that although your net change in income taxes added $8,834 million to your standardized measure in 2013, your disclosures do not appear to cover the reasons. Please address this change as it relates to the taxes you have computed for the United States and Norway. Please also submit the computations that you performed in compiling the tax figures for each fiscal year-end, in accordance with FASB ASC 932-235-50-30(c) and 35, including details of the statutory rates applied, and a tabulation showing the various components.

➢

The primary driver of the change in income taxes is the reduction of pre-tax cash flows of $12,982 million as shown in the Standardized Measure tables. In addition, as disclosed in the 2013 Form 10-K, the Corporation announced in the first quarter of 2013 its intent to divest its downstream businesses to become a pure play Exploration and Production company. To reflect the future cash flows of the new operating model, the Corporation included certain United States tax attributes in its 2013 Standardized Measure disclosure that were previously considered attributes available to offset income of the consolidated entity under our previous integrated energy company operating model, and therefore were not included in the Corporation’s 2012 and prior Standardized Measure disclosure. With respect to Norway, which has a statutory tax rate of 78%, the reduction in future income taxes is primarily a consequence of lower future net pre-tax cash flows. In addition, the Corporation included certain tax attributes for Norway (e.g. net operating loss carryforwards) in the 2013 Standardized Measure disclosure. As requested, provided below is the calculation of 2013 and 2012 future income taxes per the Standardized Measure disclosure for the United States and Norway.

United States (amounts in millions – undiscounted)	Notes	Inc (Dec) in Cash Flow	2013	2012
Future cash flows before future income tax expenses		4,835	25,667	20,832
Statutory tax rate	(1)		37.41%	38.09%

Future income tax expenses at the statutory rate		(1,667)	9,601	7,934
Future benefit of tax attributes	(2)	2,072	(2,320)	(248)

Future income tax expenses – as disclosed		405	7,281	7,686

Notes:

(1)	The 2013 statutory tax rate is lower than 2012 due to changes in state taxes.
(2)

In prior years, the Corporation excluded certain tax attributes available to offset income of the consolidated entity under the integrated energy company operating model, for purposes of the Standardized Measure of Discounted Cash Flow disclosure. In conjunction with the Company’s transition to a pure play Exploration and Production company, certain United States consolidated tax attributes were attributed to the United States Exploration and Production operations commencing with the 2013 fiscal year to better reflect the income tax outflows that will be realized as a pure play Exploration and Production company.

Norway (amounts in millions – undiscounted)	Notes	Inc (Dec) in Cash Flow	2013	2012
Future cash flows before future income tax expenses		(8,829)	10,904	19,733
Statutory tax rate			78%	78%

Future income tax expenses at the statutory rate	(1)	6,887	8,505	15,392
Future benefit of 2013 higher net operating loss generated	(2)	173	(173)	—
Future benefit of tax attributes	(3)	1,105	(1,170)	(65)
Future benefit of capital uplift deductions	(4)	150	(501)	(351)

Future income tax expenses – as disclosed		8,315	6,661	14,976

Notes:

(1)	The primary driver of the reduction in future income tax expenses is the statutory tax rate of 78% applied to the decline in pre-tax cash flows.
(2)	Represents a change in 2013 taxes compared to the estimated 2013 taxes anticipated in the 2012 disclosure resulting from a longer start up period for the 2012 Valhall redevelopment project.
(3)	The 2013 disclosure included certain tax attributes (e.g. net operating loss carryforwards).
(4)

The Norwegian supplemental hydrocarbon tax regime provides for an uplift of tax deductions for capital investment of 122% after 2013 and 130% for prior years. The 2013 increase in future development costs triggers incremental uplift deductions for the supplemental tax calculations.

The Corporation believes its disclosure complies with ASC 932-235-50-35. However, the Corporation will revise its disclosure in future filings on Form 10-K, as appropriate, to read as follows:

“The 2013 decrease in future income tax expenses is primarily due to the decline in estimated future pre-tax cash flows and the inclusion of certain tax attributes to reflect the Corporation’s transition to a pure play Exploration and Production company.”

Directors, Executive Officers and Corporate Governance, page 97 (incorporated by reference)

3.

Item 401(e) of Regulation S-K requires you to describe “the business experience during the past five years of each director, executive officer, person nominated or chosen to become a director or executive officer….” At page 23 of the DEF 14A you filed on March 27, 2014, you list five individuals who served as NEOs in fiscal year 2013, but you do not appear to have provided biographical sketches for Messrs. Hill, Goodell, and Rielly. We note the sketch for Mr. Hess at page 11, and we understand that Mr. Walker retired effective January 1, 2014. Please provide the omitted disclosure for the other three NEOs.

➢

The Corporation acknowledges the Staff’s comment and respectfully directs the Staff’s attention to the disclosure on page 98 of the 2013 Form 10-K, which indicates that each of Messrs. Hill and Goodell have been executive officers of the Corporation since 2009 and Mr. Rielly has been an executive officer of the Corporation since 2002. Each of Messrs. Goodell, Hill and Rielly has held the position indicated for at least the past five years. In Question No. 116.02 of the Regulation S-K Compliance & Disclosure Interpretations (the “C&DI”), the Staff confirms that information required pursuant to Item 401(e) of Regulation S-K (“Item 401(e)”) regarding an issuer’s executive officers need not be included in the issuer’s definitive proxy statement if such information is presented in the issuer’s Annual Report on Form 10-K. In reliance on the guidance provided by the Staff in the C&DI, the Corporation omitted the Item 401(e) disclosure from the 2014 proxy statement, filed with the Commission on March 27, 2014. Accordingly, the Corporation believes its disclosure complies with Item 401(e).

While the Corporation believes its existing disclosure complies with Item 401(e), the Corporation will supplement its disclosure in future filings on Form 10-K to include for each executive officer and any person chosen to become an executive officer, as appropriate, a biographical sketch, including the business experience during the past five years summarizing such person’s principal occupation and employment during the relevant period, the name and principal business of any corporation or other organization in which such occupations and employment were carried on, and whether such corporation or other organization is a parent, subsidiary or other affiliate of the Corporation, in substantially the following format:

“Greg P. Hill. Mr. Hill has been the President and Chief Operating Officer of Hess’ worldwide Exploration and Production Business since 2014. Mr. Hill previously served as Executive Vice President and President of Hess’ worldwide Exploration and Production business since joining the Company in January 2009. Prior to joining the Company, Mr. Hill spent 25 years at Shell in a variety of operations, engineering, technical and business leadership roles in Asia-Pacific, Europe and the United States. From 2006 to 2008, Mr. Hill served as Executive Vice President – Exploration and Production of Singapore-based Shell Asia Pacific, a region that included the Philippines, China, Malaysia, Brunei, Indonesia, Australia and New Zealand and also served as Chairman of Shell’s Global Production Leadership Team.

John P. Rielly. Mr. Rielly has been the Senior Vice President and Chief Financial Officer of the Company since 2004. Mr. Rielly previously served as Vice President and Controller of the Company from 2001 to 2004. Prior to joining the Company in 2001, he was a Partner at Ernst & Young LLP.

Timothy B. Goodell. Mr. Goodell has been the Senior Vice President and General Counsel of the Company since 2009. Prior to joining the Company in 2009, he spent 24 years at the law firm White & Case, LLP, where he was a Partner.”

4.

Similarly, you state that the nominees/directors “have held substantially the positions or former positions indicated for the past five years, except as described below.” However, because you list as the principal occupation for a number of the individuals the “former” positions which each held, please revise to provide clarity regarding the five-year experience which Item 401(e) requires. Please refer to the sketches you provide for Messrs. Quigley and McManus and for Ms. Holiday. Insofar as you provide no additional explanatory disclosure in those examples, you should provide more information about any other positions held or gaps during the most recent five years, after each individual left the “former” position.

➢

In accordance with Item 401(e), the Corporation’s proxy statement identifies the principal occupation and employment during the past five years for each director and nominee for director. Many of the Corporation’s directors and nominees have held the same position for the entire five-year period, but where there has been a change in occupation or employment, the Corporation discloses on page 13 of the proxy statement any prior occupation or employment during this period, including the time period the director or nominee held each such position. If a director or nominee does not currently hold a full-time position, the Corporation identifies the last full-time position held by such director or nominee and, where there has been a change in occupation or employment during the five-year period, the Corporation discloses on page 13 of the proxy statement any prior occupation or employment during this period, including the time period the director held each such position. Where the Corporation believes that a former position held by a director or nominee provides additional insight into the expertise or qualifications of a particular director or nominee, the Corporation discloses the former position, but unless otherwise indicated, such former position was held more than five years ago.

Ms. Holiday has been a corporate director and trustee during the past five years. As such, the Corporation believes its disclosure related to Ms. Holiday complies with Item 401(e) and that additional disclosure is not required. For Messrs. Quigley and McManus, the Corporation will supplement the disclosure in future proxy statements, as appropriate, to include the following substantive clarifications regarding their business experience during the past five years, in the first paragraph following the director biography table on page 13:

“Mr. Quigley has over 35 years of experience in audit, tax, consulting and financial services, and retired in 2012 from Deloitte Touche Tohmatsu Limited, where he last served as Chief Executive Officer from 2007 to 2011. Mr. McManus has over 35 years of experience in the oil and gas industry and retired in 2011 from Pioneer Natural Resources Co., where he last served as Executive Vice President and Head of International Operations since 2008.”

* * * * * * *

As requested by the Staff, we acknowledge the following:

•	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to provide you with any additional information to assist you with your review. In addition, please do not hesitate to contact me at (212) 536-8230 with any questions.

Sincerely yours,

/s/ John P. Rielly
John P. Rielly
Senior Vice President and Chief Financial Officer

cc:	Michael Fay
Karl Hiller
Caroline Kim
Tim Levenberg